FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	☐	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	☐

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

an announcement regarding the listing and trading of the corporate bonds of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on May 20, 2008.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)
OVERSEAS REGULATORY ANNOUNCEMENT

Announcement regarding the Listing of the Corporate
Bonds (First Tranche) of Huaneng Power International, Inc. for 2008

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company announced the listing and trading of its corporate bonds (first tranche) in an amount of RMB4 billion (the “Bond”) on and from May 21, 2008 at the Shanghai Stock Exchange.  The Bonds have a par value of RMB100, a fixed term of 10 years and an interest rate of 5.20%.

The Bonds have been offered to the public on May 8, 2008, at the offering price equal to the par value of the Bonds.  The issuance was conducted in a combined form of online public offer to general public investors and offline subscription through placement to institutional investors.

For more information, please see announcement disclosed by the Company on the website of Shanghai Stock Exchange (http://www.sse.com.cn) on May 20, 2008.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng	Qian Zhongwei

(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Beijing, the PRC
May 20, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Gu Biquan

Name: Gu Biquan
Title: Company Secretary

Date:    May 20, 2008